October 17, 1995



Mr. William E. B. Siart
Chairman and CEO
First Interstate Bancorp
633 West Fifth Street
Los Angeles, California 90071

Dear Bill:

            I appreciate your setting a date for us to continue discussions while you and your board review your strategic alternatives over the course of the next year. As I stated during our last meeting, I believe that every day we delay results in a substantial loss in value for both our shareholders.

            Since our last meeting, we have decided to act on this belief. Therefore, we are submitting for your consideration a tax-free merger proposal in which each First Interstate Bancorp shareholder would receive 0.625 shares of Wells Fargo & Co. common stock for each share of First Interstate Bancorp common stock. This exchange ratio would represent a price of $133.50 for each First Interstate Bancorp share based on Wells Fargo & Co.'s current market price, for a total of about $10 billion for your shareholders. (Before the close of this transaction, Wells Fargo would expect to raise its dividend to maintain the present dollar level of dividend income per share to your shareholders.)

            As we have discussed, the economic benefit of the proposed merger is enormous, with between $4 and $5 billion of present value to be shared by our respective shareholders. Not only will your shareholders gain a substantial market premium, representing a large share of the present value generated, but they will also have the opportunity to share in the stock appreciation of the







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Mr. William E. B. Siart
October 17, 1995
Page 2




resulting company which will be the most efficient and dynamic major banking company in the U.S.

            I strongly believe there is no other way to generate this level of shareholder value. Although we intend to make this proposal public before the markets open tomorrow, we are not attempting to pre-empt or preclude negotiations between us. To the contrary, we would welcome the opportunity to begin a negotiation process immediately. Based on the outcome of these negotiations, we might be able to increase our offer if you can demonstrate greater value than is indicated by publicly available data.

            The synergies which would result from the combination of First Interstate and Wells Fargo are substantial. Not only are there significant cost savings to be derived from a merger, there are also opportunities for revenue growth through the combination of our mutual reputations for excellent customer service, technological strengths and innovations in the delivery of banking services and your broad geographical base. We recognize all that you and your management team have accomplished, and that the market has rewarded your performance. However, it is time now to consider the sources of future value creation for your shareholders (as we are doing for ours). We believe that far greater rewards would be available if we combined the strengths and values of our two companies.

            The combination of two large banking institutions will, inevitably, lead to some job losses and elimination of redundant branches or facilities in both our organizations, as has been the case in all bank consolidations. In this instance, we believe such measures would be justified by the creation of a more competitive California-based institution that can best serve the needs of its customers and communities. We are committed to the fair treatment of employees whose jobs may be lost as a result of this transition. As each of us has done in past mergers, we would expect to freeze hiring at the combined organization, and to fill from







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Mr. William E. B. Siart
October 17, 1995
Page 3




within whatever vacancies are created by normal attri-tion.

            Each of our organizations has a strong record of commitment to our respective communities. The combined organization will be even better positioned to continue that performance. In particular, we are convinced that the State of California, our headquarter cities and other California communities will benefit from retaining in California the headquarters of what will be one of the country's ten largest banks. If our banks instead merge with or are acquired by large out-of-state banks, the State's economic and social fabric will be diminished.

            We have the highest regard for your board, and we trust that this respect is reciprocal. In order to take full advantage of the significant resource represented by the members of your boards, as well as to provide added assurances to your employees, customers and communities, we propose that the board of the combined company be comprised of existing directors of both companies, many of whom are already well-acquainted. We also propose maintaining headquarters locations in both the north and the south.

            Our merger proposal is subject to the execution and approval of a mutually acceptable definitive agreement by our respective boards, and we anticipate no difficulty in quickly reaching full agreement. I have received approval from our board for this proposal, and they are unanimous in their enthusiasm for the merger.

            We anticipate no difficulty in obtaining all regulatory approvals on a timely basis. In fact, we expect that the regulators will be totally supportive, as we have an outstanding CRA rating and are very well capitalized. Our review of competitive considerations demonstrates that the relevant issues can be readily resolved.

            In closing, I want to assure you that my enthusiasm for the proposal is shared by my entire board, and







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Mr. William E. B. Siart
October 17, 1995
Page 4



they join me in emphasizing how much we want to work together with your team to forge what would truly be the premier banking organization in the country. We have an extraordinary opportunity to create value for shareholders and benefits for our other constituencies, and we should not let it pass. I hope that we can begin negotiations to address any issues that may concern you and your board.

                                            Sincerely,

                                            /s/ Paul Hazen
                                            ------------------
                                            Paul Hazen
                                            Chairman and CEO